Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
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                                 www.sewkis.com

                                        June 17, 2011

VIA EDGAR

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549


      Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein Emerging Markets Multi-Asset Portfolio
            (File Nos. 2-29901 and 811-01716)
            Accession #: 0000919574-11-003859
            CIK #: 0000081443

Dear Ms. Stirling:

      The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for AllianceBernstein Cap Fund, Inc. (the "Company") filed on June 17, 2011 (Accession #: 0000919574-11-003859) on behalf of its new series, AllianceBernstein Emerging Markets Multi-Asset Portfolio, be withdrawn from the SEC's database.

      We have revised disclosure in the Principal Strategies and Principal Risks section of the prospectus offering Class A, Class C and Advisor Class shares. We respectfully request that the SEC withdraw the amendment (Accession #:
0000919574-11-003859) pursuant to Rule 477(a) under the 1933 Act. The Company has re-filed the amendment (Accession #: 0000919574-11-003865).

      We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.

                                        Sincerely,

                                        /s/ Young Seo
                                        -------------

                                        Young Seo

SK 00250 0467 1206060